Exhibit (a)(2)(lxiv)

[Letterhead of Deutsche Bank AG London]

Board of Directors
Endesa, S.A.
Ribera del Loira, 60
28042 Madrid
Spain

March 26, 2007

Dear Sirs:

Opinion of Deutsche Bank AG London as Financial Advisor to Endesa, S.A.

You have requested our opinion with respect to whether the Consideration (as defined below) proposed to be paid to the holders of the ordinary shares, nominal value of €1.20 each (the “Endesa Ordinary Shares”), of Endesa S.A. (“Endesa” or the “Company”), including holders of American Depositary Shares, each representing one Endesa Ordinary Share (the “Endesa ADSs” and together with the Endesa Ordinary Shares, the “Endesa Shares”), pursuant to the offer made by E.ON Zwölfte Verwaltungs GmbH, a wholly owned subsidiary of E.ON A.G. (“E.ON”), to purchase all of the outstanding Endesa Shares as described in the Folleto (the “Folleto”) filed by E.ON with the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”) on November 16, 2006 as amended (the “Offer”), is fair, from a financial point of view, to such holders.  The consideration proposed to be paid pursuant to the Offer consists of €40.00 in cash for each outstanding Endesa Share (the “Consideration”).

In connection with Deutsche Bank’s role as financial advisor to Endesa, and in arriving at its opinion, Deutsche Bank has, among other things, reviewed certain publicly available financial and other information concerning Endesa, certain internal analyses and other information relating to Endesa furnished to it by Endesa and the financial aspects of certain selected merger and acquisition transactions that Deutsche Bank has considered comparable to the Offer. Deutsche Bank has also held discussions with members of the senior management of Endesa regarding the business and prospects of Endesa. In addition, Deutsche Bank has (i) reviewed the reported prices and trading activity for the Endesa Shares, (ii) compared certain financial and stock market information for Endesa with similar information for selected companies in similar sectors whose securities are publicly traded, (iii) reviewed the financial terms of the Offer, and (iv) performed such other studies and analyses and considered such other factors as it deemed appropriate.

Deutsche Bank has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning Endesa, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion.  Accordingly, for purposes of its opinion, Deutsche Bank has assumed and relied upon the accuracy and completeness of all such information and Deutsche Bank has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent valuation or appraisal of any of the assets or liabilities of Endesa. With respect to the financial forecasts and projections made available to Deutsche Bank by Endesa and used in its analyses, Deutsche Bank has assumed that such financial forecasts and projections have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Endesa as to the future financial performance of Endesa. In rendering its opinion, Deutsche Bank expresses no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based.  Deutsche Bank’s opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of the date of the opinion. Our opinion does not address the effect of any other transaction in which Endesa might engage.

This opinion is addressed to, and for the use and benefit of, the Board of Directors of Endesa and is not a recommendation to any shareholder of Endesa to accept or reject the Offer. This opinion is limited to the fairness, from a financial point of view, to the holders of the Endesa shares of the Consideration.

We have acted as financial advisor to Endesa in connection with its consideration of the Offer. We expect to receive fees for our services in connection with our engagement, a portion of which is dependent on the outcome of the Offer and certain other contingencies, and Endesa has agreed to indemnify us against certain liabilities arising out of our engagement. We are an affiliate of Deutsche Bank AG (together with its affiliates, the “DB Group”).  One or more members of the DB Group has provided or may continue to provide, from time to time, investment banking, commercial banking (including extension of credit) and other financial services to Endesa and E.ON or their respective affiliates for which it has received or may receive compensation. Subject to appropriate procedures, Deutsche Bank is acting as financier and lender to E.ON in relation to the Offer for which Deutsche Bank expects to receive material financing fees and we may provide financing and lending services to an additional one or more third parties in the event of an alternative transaction to the Offer, for which we may also receive fees and other compensation from such third parties.

In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Endesa or E.ON for their own accounts and for the accounts of their customers. Accordingly, members of the DB Group may at any time hold a long or short position in such securities, instruments and obligations. For the purpose of its opinion, Deutsche Bank has considered only information that has been provided to it in its capacity of financial advisor to Endesa.

In conducting its analyses and arriving at its opinion, Deutsche Bank utilized a variety of generally accepted valuation methods, commonly used for these types of analyses. The analyses were prepared solely for the purpose of enabling Deutsche Bank to provide its opinion to the Endesa Board of Directors as to the fairness, from a financial point of view, to Endesa’s shareholders of the Consideration and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities may actually be sold, which are inherently subject to uncertainty.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration is fair from a financial point of view to the holders of the Endesa Shares.

This letter may not be reproduced, summarised or referred to in any public document or given to any person without the prior written consent of Deutsche Bank, except that references to, and a complete copy of this letter may be included in any communication to shareholders of the Company, including any Solicitation/Recommendation Statement on Schedule 14D-9 required to be filed by Endesa with the U.S. Securities and Exchange Commission and on the Article 20 Recommendation Statement required to be filed with the CNMV, in each case with respect to the Offer. If this opinion is to be referred to in any document provided to shareholders of the Company and such document does not also include a complete copy of this opinion, any and all such references shall be subject to our prior review and written consent.

Very truly yours,

DEUTSCHE BANK AG LONDON